FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2014

Commission File Number:  001-11960

AstraZeneca PLC

2 Kingdom Street, London W2 6BD

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

ASTRAZENECA AGREES STRATEGIC TRANSACTION WITH ALMIRALL IN RESPIRATORY DISEASE

Business combination will provide boost to revenue as well as creating long-term value, strengthening AstraZeneca's respiratory franchise with a complementary pipeline and inhaled device capabilities in asthma and COPD

AstraZeneca today announced that it has entered an agreement to transfer to the company the rights to Almirall's respiratory franchise for an initial consideration of $875 million on completion, and up to $1.22 billion in development, launch, and sales-related milestones. AstraZeneca has also agreed to make various sales-related payments.

Upon completion of the transaction, AstraZeneca will own the rights for the development and commercialisation of Almirall's existing proprietary respiratory business, including rights to revenues from Almirall's existing partnerships, as well as its pipeline of investigational novel therapies. The franchise includes Eklira® (aclidinium); LAS40464, the combination of aclidinium with formoterol which has been filed for registration in the EU and is being developed in the US; LAS100977 (abediterol), a once-daily long-acting beta2-agonist (LABA) in Phase II; an M3 antagonist beta2-agonist (MABA) platform in pre-clinical development (LAS191351, LAS194871) and Phase I (LAS190792); and multiple pre-clinical programmes. Under the agreement, Almirall Sofotec, an Almirall subsidiary focused on the development of innovative proprietary devices, will also transfer to AstraZeneca.

The business combination will give AstraZeneca immediate access to on-market revenues, contributing to the company's return to growth. The company expects the transaction to be neutral to Core EPS in 2015 and accretive from 2016. AstraZeneca intends to finance the transaction from existing cash resources and short-term credit facilities. Based on the anticipated timing of completion, the transaction will have no impact on AstraZeneca's guidance for 2014.

Almirall's pipeline of novel respiratory assets and its device capabilities further strengthen AstraZeneca's respiratory portfolio, which includes Symbicort® and Pulmicort®, as well as the company's investigational medicines in development. The addition of aclidinium and the combination of aclidinium with formoterol, both in proprietary Genuair® device, will allow AstraZeneca to offer patients a choice between dry powder inhaler and metered dose inhaler devices across a range of molecules and combinations.

AstraZeneca and Almirall anticipate that, subject to local consultation and legislation, a significant number of employees dedicated to the respiratory business, including Almirall Sofotec employees, will transfer to AstraZeneca.

Pascal Soriot, Chief Executive Officer of AstraZeneca said: "Our agreement with Almirall brings strategic and long-term value to AstraZeneca's strong respiratory franchise, one of our key growth platforms. We will benefit from immediate and growing product revenues which we anticipate will be rapidly accretive to earnings. Chronic respiratory disease affects hundreds of millions of people around the world. By combining our innovative portfolios and leveraging AstraZeneca's global scientific and commercial capabilities, we will strengthen our ability to address the entire spectrum of care in asthma and COPD. I very much look forward to welcoming the Almirall people to our company."

Jorge Gallardo, President of Almirall said: "This important agreement allows us to better develop our assets and expertise in respiratory with AstraZeneca, an experienced player in this therapeutic area. It also allows us to better balance the costs, risks and returns of the respiratory business while retaining an important economic interest in its future success. All this constitutes a very solid baseline to move more aggressively in specialty areas and particularly towards becoming a global dermatology player. R&D will remain a key part of Almirall's business going forward and hopefully a significant long-term growth driver.

"The transaction is subject to certain competition law clearances as well as other customary terms and conditions. The companies anticipate the transaction will complete by the end of 2014.

An overview presentation about the transaction will be available at: www.astrazeneca.com/Investors.

NOTES TO EDITORS

About COPD
COPD (chronic obstructive pulmonary disease) is a progressive disease associated mainly with tobacco smoking, air pollution or occupational exposure, which can cause obstruction of airflow in the lungs resulting in debilitating bouts of breathlessness. It affects an estimated 210 million people worldwide and is predicted to be the third leading cause of death by 2020. Although COPD is widely regarded as a disease of the elderly, 50 per cent of patients are estimated to be between 50 and 65 years of age, meaning half of the COPD population is likely to be affected at a stage in their life when they are at the peak of their earning potential and are likely to have major family responsibilities.

About Asthma
Asthma is a chronic inflammatory disorder of the airways in which the bronchi are reversibly narrowed. It affects people of all ages and is a significant source of morbidity and mortality worldwide. Asthma can be allergic (induced by an immune response to inhaled allergens such as pollen, fungal spores or dust mite particles) or non-allergic (induced by exercise, cough, viral respiratory infection, or inhalation of smoke or chemicals in the workplace). The airway narrowing characteristic of asthma is a response of the immune system to the asthma trigger.

Severe persistent asthma is classified by the frequency of symptoms throughout the day and night, use of reliever inhalers, interference with daily activities, peak flow readings and whether asthma exacerbations require use of inhaled corticosteroids (ICS) more than twice a year. Asthma treatment usually includes ICS that reduce inflammation of the airways to prevent asthma symptoms and exacerbations, combined with long-acting β2-agonist bronchodilators and a short-acting β2-agonist or other bronchodilator for relief.

About Almirall
Almirall is a global company based in Barcelona dedicated to providing valuable medicines through its R&D, agreements and alliances. Our work covers the whole of the drug value chain. A consolidated profitable growth allows us to devote our talent and efforts in the respiratory and dermatology areas, with a focused interest in gastroenterology and pain. Our size enables us to be agile and flexible so that we can accomplish the purpose of taking our innovative products wherever they are needed.

Founded in 1943, Almirall is listed on the Spanish Stock Exchange (ticker: ALM) and it has become a source of value creation for society due to its vision and the commitment of its long-standing major shareholders. In 2013, its revenues totalled €825 million and, with more than 3,000 employees, it has gradually built up a trusted presence across Europe, as well as in the US, Canada and Mexico. For more information please visit www.almirall.com

About AstraZeneca
AstraZeneca is a global, innovation-driven biopharmaceutical business that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of cardiovascular, metabolic, respiratory, inflammation, autoimmune, oncology, infection and neuroscience diseases. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information please visit: www.astrazeneca.com

CONTACTS

Media Enquiries
Esra Erkal-Paler                                +44 20 7604 8030 (UK/Global)
Vanessa Rhodes                              +44 20 7604 8037 (UK/Global)
Ayesha Bharmal                              +44 20 7604 8034 (UK/Global)
Jacob Lund                                       +46 8 553 260 20 (Sweden)
Michele Meixell                                +1 302 885 2677 (US)

Investor Enquiries
Karl Hård                                          +44 20 7604 8123                           mob: +44 7789 654364
Colleen Proctor                                +1 302 886 1842                                mob: +1 302 357 4882
Anthony Brown                              +44 20 7604 8067                              mob: +44 7585 404943
Jens Lindberg                                  +44 20 7604 8414                              mob: +44 7557 319729
Eugenia Litz                                     +44 207 604 8233                              mob: +44 788 473 5627

30 July 2014

-ENDS-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 July 2014	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary